UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

creo

Creo Products Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Creo Presents New Look and New Solutions at IPEX 2002

Vancouver, B.C., Canada (February 5, 2002) - Creo Products Inc. (NASDAQ: CREO; TSE: CRE) will feature a bold new look under the new Creo name at IPEX 2002, the biggest printing trade show of the year, at the National Exhibition Center in Birmingham, UK from April 9-17, 2002. At stand #650, the largest exhibit of Hall 4, Creo will introduce the latest developments for Networked Graphic Production. This initiative streamlines the print production cycle by linking creative professionals, print buyers, publishers, and printers and enabling real-time collaboration. Printers are shortening cycle times, minimizing errors on press, and delivering quality printing faster by bringing print buyers closer to the production cycle and reducing the number of manual steps in the process. Networked Graphic Production integrates the power of Creo's workflow solutions, quality imaging devices, production data and now management information systems, to facilitate better communication, production management and eliminate costly errors. At IPEX, Creo will demonstrate how Networked Graphic Production can also enhance the productivity of packaging and on-demand printing.

New Synapse Software Family!

Creo announces the new Synapse™ family of software tools that serve as the "smart connections" to Networked Graphics Production. These management tools connect all participants in the job cycle, resulting in more efficient and effective production. The Synapse family is named for the synapse in the human brain - a link between two nerve cells. In prepress, Creo's Synapse software tools connect an entire production cycle to make it more efficient. Synapse™ Prepare software creates perfect PDFs that arrive preflighted and ready for print. The Synapse™ InSite prepress Internet portal works with Prinergy® or Brisque™ workflow systems from Creo to enable collaboration, online job submission, and remote proofing.

New Synapse Link Software!

At IPEX 2002, Creo will preview the newest member of the Synapse family, Synapse™ Link software. This latest element of Networked Graphic Production connects print production management and management information systems to allow the sharing of information. With data flowing easily between the two systems, estimating, billing, inventory management, and scheduling functions can be optimized to realize new levels of efficiency in our customers' business operations and positively impact their bottom line.

New Value in Print!

At IPEX 2002, Creo will announce new Value in Print initiatives for printers in the European region. With experience, knowledge, color management tools and Staccato® FM screening software, the Value in Print services will help Creo users maximize the return on their investment in Creo prepress technology. Creo will also make presentations throughout IPEX on achieving color consistency, implementing stochastic screening, and meeting print buyers' expectations. "We will show how thermal imaging and our unique implementation of squarespot™ thermal imaging can deliver superior value to printers," says Amos Michelson, Creo CEO.

New Sharper, Faster, Smarter!

Creo is unveiling its hottest new digital imaging technology at IPEX 2002. Come by the Creo booth to see our brand new product.

Benefiting from Thermal CTP!

Printers of all size can benefit with Networked Graphic Production through the new affordable Brisque™ Entro and Prinergy® Entro workflows from Creo. Throughout IPEX, Creo will host seminars for printers considering a CTP investment with the entry-level Lotem™ and Trendsetter® thermal imaging devices. Creo's award-winning SQUAREspot™ thermal imaging heads will be demonstrated in 4up and 8up computer-to-plate systems.

New Solutions for Every Segment!

At IPEX 2002, complete Creo solutions will be exhibited for 8-up sheetfed/commercial printers and trade shops; 4-up sheetfed/commercial printers; high volume/publication printers; packaging printers/converters; and on-demand printers. For more information about Creo at IPEX 2002, visit www.creo.com

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers.

© 2002 Creo Products Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Holly Hokrein	Rochelle van Halm	Tracy Rawa
Marketing Communications (Americas)	Media Relations (Headquarters)	Investor Relations
T. +1.781.280.7331	T. +1.604.451.2700	T. +1.604.451.2700
F. +1.781-275.3430	F. +1.604.437.9891	F. +1.604.437.9891
holly.hokrein@creo.com	rochelle.van.halm@creo.com	tracy.rawa@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: February 6, 2002

/s/ Paul Kacir
Paul Kacir, Corporate Secretary